Filed by General Binding Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 under
The Securities Exchange Act of 1934

Subject Company: General Binding Corporation
Subject Company’s Exchange Act File No.: 000-02604

This material is not a substitute for the proxy statement/prospectus-information statement ACCO World Corporation (“ACCO”) and General Binding Corporation (“GBC”) will file with the Securities and Exchange Commission. Investors are urged to read the proxy statement/prospectus-information statement which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus-information statement and other documents which will be filed by ACCO and GBC with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to ACCO (300 Tower Parkway, Lincolnshire, IL, 60069, Attention: Investor Relations); or by directing a request when such a filing is made to GBC (One GBC Plaza, Northbrook, IL, 60062, Attention: Investor Relations).

GBC, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of GBC and their ownership of GBC stock is set forth in the proxy statement for GBC’s 2004 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus-information statement when it becomes available.

The following is a series of Q&A’s distributed to GBC employees.

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Proposed Merger Employee Q & A’s

April 1, 2005

General
How often will we receive communications regarding the merger?
I’ll continue to sustain open, honest communication with you. I’ll send a DennisDirect email to all GBCers every three to four weeks. If there is nothing new to share about the merger, I’ll let you know that. In the meantime, you can direct any questions to me in person or via email to DennisDirect.

What’s the likelihood that this merger will go through?
We’re confident that the merger will go forward, but the exact time frame is unclear. GBC and ACCO have signed the merger agreement, but it may take at least 3 to 6 months to secure the necessary shareholder approval, and regulatory approvals from the Securities and Exchange Commission and other regulatory authorities. We also will continue to finalize the details related to the credit facility for the new company.

Not all mergers are successful. How can we be assured that this one will be?
While many mergers are not successful, we have many reasons to believe that GBC and ACCO together will emerge as a stronger company, with greater financial resources and more to offer customers, than we as GBC could before. We have complementary, but not identical, product lines. We each have well-known brands. We have similar distribution channels, and many of the same customers. The new company will have impressive global reach, with the most recognized brands in key geographic markets. Together, we’ll have strong cash flow and be better positioned to innovate and grow.

What can I talk to my friends at ACCO about?
You may talk to them only about topics unrelated to business. As a general rule, you should not discuss anything with your counterparts at ACCO that you would not discuss with any other competitor, before the merger is finalized. For more details, see the “Continuation of Competitive Activity” memo issued by the Legal Department on March 21, 2005, posted on GBCNet. Some post-merger integration planning with ACCO is underway, and you will be notified if you are to be involved in this. Anyone involved in this planning must be pre-cleared by GBC’s Legal Department.

What is the difference between a merger and an acquisition?
In an acquisition, one company acquires another one, by purchasing the assets or outstanding shares of the other one. (One press report erroneously described our proposed merger as an acquisition.)

In contrast, a merger occurs when two companies combine their assets and liabilities. Shareholders in ACCO’s parent company, Fortune Brands, will get one share of the new Acco Brands Corporation for approximately every 4.6 Fortune Brand shares that they hold. GBC shareholders will receive one share of the new ACCO Brands Corporation for each GBC share they hold. Fortune Brands shareholders will own 66% of the new company. GBC shareholders will own 34%. This proportion reflects the approximate contribution of the two companies to the combined business. In addition, 3 of the 9 members of the new company’s Board of Directors will come from GBC’s current Board.

ACCO has jobs listed on their website. Shouldn’t they freeze them until the merger?
No. Until the merger is finalized, both ACCO and GBC need to proceed in conducting business as usual. We are still independent businesses and competitors. That means ACCO—as well as GBC—need to fill key positions as they become vacant.

Can I apply for jobs at ACCO now?
Yes, you can. However, be aware that if you are hired at ACCO or any other GBC competitor at this time, GBC could enforce the employee “non-compete” agreement that all GBCers signed when you joined GBC. One other thing to consider: If you join ACCO prior to the finalization of the merger, you would be considered a “new” employee. This affects your benefits eligibility—vacation, 401(k) participation, and more. On the other hand, if you transition after the merger you will carry with you your current status in terms of years of service, and benefits eligibility.

GBC
Will we still have promotions and pay increases?
Yes. As in the past, annual merit increases will become effective the first full pay period in April. Merit increases for non-exempt employees go into effect beginning April 11. Increases for exempt employees go into effect beginning April 18. The increases will appear in your paycheck starting April 29. Because we are proceeding with business as usual, we also will go forward as normal with employee promotions.

How will hiring be handled during this waiting period? We are actively recruiting for approved open positions, as we normally do.

Will our name change?
Yes. As soon as the merger is finalized, we will become part of the new company known as Acco Brands Corporation. GBC, Quartet and Ibico will go forward as brand names. It is anticipated that GBC will become the name of the new company’s Document Communication business unit, and that Quartet will become the name of the new company’s Visual Communication business unit. We anticipate that the direct and IPFG businesses will continue to operate under the GBC brand.

Will our website change?
We currently have no plans to alter the GBC website related to the merger. The website will continue to be updated around new products and processes as they’re released or put in effect.

What position will Dennis Martin take with the new company? Dennis is not expected to assume any role in the new company.

What about continuous-improvement processes, and projects involving major expenditures? Are these going forward?
Each major project or process initiative should be reviewed before going forward. Those that are required for conducting business as usual, and have already been approved, should go forward. Any new projects need to go through the usual approval processes.

ACCO
How did ACCO affect its own turnaround of its business?
ACCO considered a range of options, then in 2001 launched a bold plan to streamline its business and reposition it for profitable growth. This included the planned exits from some of its businesses. Since then, ACCO has generated more than $500 million in operating cash flow, after restructuring.

Are the business units at ACCO global in nature? Yes, with strong presence in Europe and Asia.

Where are ACCO headquarters? Lincolnshire, IL.

What does ACCO do for customer service? Where is this located? ACCO has customer service operations in Lincolnshire, and in Pennsylvania, which serves DayTimer customers.

How many employees does ACCO have worldwide? ACCO has 4,300 employees. (GBC has 3,600.)

FORTUNE BRANDS
Will the new company be part of Fortune Brands?
No. Fortune Brands is spinning off its ACCO business unit, to merge with GBC. The new company, ACCO Brands Corporation, will be an independent entity listed on the New York Stock Exchange.

What will Fortune’s role be as the business goes forward?
Fortune shareholders will own 66% and GBC shareholders will own 34% of ACCO Brands Corporation. Several current members of the Fortune Brands Board of Directors will sit on the ACCO Brands Corporation Board. Fortune will not play any role in terms of running the day-to-day business.

ACCO BRANDS CORPORATION
Won’t Acco Brands Corp. be financially strapped after the merger due to debt?
After the merger is finalized, the new Acco Brands Corporation will have a substantial amount of debt. However the debt will be tailored to the needs of the new company, in terms of structure and maturity. The new debt will have lower rates, longer maturities, and more flexibility than GBC’s current outstanding debt. In addition, the new debt will be provided by lenders who have demonstrated a desire to partner with the new company to achieve its growth objectives.

Why does the public announcement about the merger emphasize that the new company will be the world’s largest supplier of “branded” office products?
ACCO and GBC together have a large portfolio of strong brands, which includes Swingline, Wilson Jones, Kensington, Day-Timer, Rexel, Quartet and Ibico. This will be one of the combined new company’s greatest strengths within the fragmented office-products industry.

How will this affect the private-label business? It’s still too early to say how the merger may impact any of our business areas.

What about our private-label binder business in Lincolnshire? Once again, it’s still too early to say how the merger may impact any of our business areas.

How will the two cultures (GBC/ACCO) blend together?
We believe our cultures are similar, and this should enable us to blend successfully together. Ours are both cultures of open, honest communication. We share a commitment to integrity and a sharp focus on the needs of fellow workers, shareholders and customers. We also share a common focus on continuous improvement, innovation and customer satisfaction.

Is there duplication of all jobs, dept., etc? How will positions be determined?
The new management team will be charged with creating one company that represents the best of the two former companies. The team will identify and review duplicated job functions, on a position-by-position basis.

Will our 401(k) retirement savings roll over or will we be able to cash it out?
The new company, ACCO Brands Corporation, will be developing a 401(k) program similar to GBC’s. (ACCO employees currently participate in a 401(k) program through Fortune Brands.) We will share more details about the new company’s benefit programs as they become available.

If you currently participate in the GBC 401(k) retirement savings plan, your 401(k) account would only become “distributable”—meaning you can roll it over into another qualified retirement account, or cash out and be subjected to certain taxes and penalties—if your employment is terminated. Otherwise, it will be transferred on an equitable basis into the 401(k) program developed for ACCO Brands.

Will there be an early retirement package? None is planned at this time.

Will Acco Brands Corporation honor GBC’s current severance policies? Yes, up until one year after the merger is finalized.

How will the tuition reimbursement program be handled? The GBC program will continue to proceed under the current terms until, at least, the effective date of the merger.

Will we merge into one building? No decisions have been made yet on use of facilities for the combined entity after the merger is finalized.

What will happen to GBC subsidiaries overseas? Once again, it’s still too early to say how the merger may impact any of our business areas.

Does ACCO make covers like we do in Pleasant Prairie? ACCO does not currently participate in the custom cover business.

This material is not a substitute for the proxy statement/prospectus-information statement ACCO World Corporation (“ACCO”) and General Binding Corporation (“GBC”) will file with the Securities and Exchange Commission. Investors are urged to read the proxy statement/prospectus-information statement which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus-information statement and other documents which will be filed by ACCO and GBC with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to ACCO (300 Tower Parkway, Lincolnshire, IL, 60069, Attention: Investor Relations); or by directing a request when such a filing is made to GBC (One GBC Plaza, Northbrook, IL, 60062, Attention: Investor Relations).

GBC, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of GBC and their ownership of GBC stock is set forth in the proxy statement for GBC’s 2004 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus-information statement when it becomes available.

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